Exhibit 99.1


Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoramb@fundtech.com
-------------------


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


                   FUNDTECH REPORTS FINANCIAL RESULTS FOR THE
                              THIRD QUARTER OF 2005
           Quarterly Revenues Grow 35% Year-over-Year to $19.1 Million
                                GAAP EPS 9 Cents
                              Adjusted EPS 13 Cents
                    Company Increases 2005 Revenues Guidance


      JERSEY CITY, N.J. -- November 1, 2005, -- Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced financial results for its fiscal 2005 third quarter ended September 30, 2005. Fundtech posted quarterly revenues of $19.1 million, a 35% increase year-over-year, compared to third quarter revenue of $14.2 million in 2004, and a 4% sequential increase compared to second quarter revenue of $18.4 million in 2005.

      On a GAAP (Generally Accepted Accounting Principles) basis, the Company reported net income of $1.4 million or $0.09 per diluted share, for the third quarter of 2005 compared with net income of $710,000, or $0.05 per diluted share, in the third quarter of 2004, and net income of $844,000, or $0.05 per diluted share, in the second quarter of 2005.

Excluding amortization of intangibles and amortization of capitalized software costs, Fundtech's adjusted net income for the third quarter of 2005 was $2.0 million, or $0.13 per diluted share, compared with $1.3 million, or $0.09 per diluted share, in the third quarter of 2004 and $1.5 million, or $0.10 per diluted share, in the second quarter of 2005. (See Schedule A attached to this news release -- Reconciliation to GAAP).

"We're very pleased to report another quarter of record operating performance," said CEO Reuven Ben Menachem. "Our continued success is directly attributable to our great products and our global team of talented and dedicated employees."

Third quarter highlights:

      o     Fundtech closed 45 new deals and added 4 new bank customers

      o     Closed 7 new system sales: 4 Payments and 3 Cash Management

      o In the U.S., closed ASP and disaster recovery services transactions, which are expected to generate $1.7 million of revenues over the next five years.

      o A large bank in the far-east selected Cashtech's Enterprise Cash Management System Cash In as its strategic cash management solution.

"Further, we are very excited by our recently announced acquisition of Radius Partners," Ben Menachem added. "Year-to-date revenues from the Securities area now comprise 7% of the Company's total revenue, compared with less than 1% a year ago."

"Looking ahead I believe we will continue to benefit from the strength in the high-end payments marketplace, and look forward to strong revenue and operating growth in the fourth quarter and beyond."

Guidance
The financial guidance provided is current as of today only and the Company undertakes no obligation to update its estimates.

Fundtech is increasing its revenue guidance for the fourth quarter of 2005, while earnings per diluted share guidance for the fourth quarter will remain unchanged. Fundtech is also increasing its full year 2005 guidance for both revenues and diluted earnings per share.

For the fourth quarter of 2005 we expect revenues of between $19.3 million and $19.8 million, GAAP earnings per diluted share of between $0.09 and $0.10 and adjusted earnings per diluted share, before all amortization expenses, are expected to be in the range of $0.13 to $0.14.

Fundtech currently expects 2005 revenues of between $74.0 million to $74.5 million, compared with previous guidance of $72.9 million to $73.8 million. The range for GAAP earnings per diluted share has increased to between $0.26 and $0.27 from prior guidance of between $0.24 and $0.26. Adjusted earnings per diluted share, before all amortization expenses, are expected to be in the range of $0.43 to $0.44, versus a previous range of $0.41 to $0.43.

Company to Host Conference Call

The senior management of Fundtech will host a conference call at 08:30 a.m. (ET) tomorrow, Wednesday, November 2, to discuss the Company's third-quarter 2005 results and financial guidance, and to answer questions from the investment community.

To participate, please call 866-500-4964 or 011-972-3-925-5910 and ask for the Fundtech Call. From Israel, please dial (03) 925-5910.

A replay of the conference call will be available for playback from noon (ET) November 2 until midnight (ET) November 9. The replay may be accessed by dialing 877-332-1104 or 972 (3) 925-5934.

This call will also be webcast live on: http://www.fundtech.com. An online replay will be available until November 9.

About Fundtech

Fundtech (www.fundtech.com) is a leading provider of software solutions and services that facilitate payments, settlement and cash management by enabling businesses and their banks to electronically manage cash, process payments and transfer funds. The Company's client-server and Internet software products automate the process of transferring funds among corporations, banks and clearance systems and enable businesses to manage global cash positions efficiently and in real-time. Its solutions have been sold to hundreds of financial institutions around the globe.

Forward Looking Statements:

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth-quarter revenues; fourth-quarter GAAP earnings per share; fourth-quarter adjusted earnings per share; full-year 2005 revenues; full-year GAAP earnings per share; and full-year 2005 adjusted earnings per share. These statements are based on management's current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2004. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

                                      # # #


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)

                                                                 September 30,    December 31,
                                                                     2005             2004
                                                                 ------------     -----------
ASSETS
Current assets:
 Cash and cash equivalents                                         $  20,639         $  27,810
 Short term deposits                                                    --                --
 Marketable securities - short term                                   11,646             8,620
 Trade receivables, net                                               20,976            17,588
 Other accounts receivable, prepaid expenses and inventories           1,930             1,765
                                                                   ---------         ---------

  Total current assets                                                55,191            55,783

 Marketable securities - long term                                    12,783             9,591
 Severance pay fund                                                      804               676
 Long term lease deposits                                                948               924
 Prepaid expenses                                                      1,331             1,352
 Property and equipment, net                                           9,842             8,204
 Goodwill, net                                                        15,433            15,078
 Other assets, net                                                     5,257             7,273
                                                                   ---------         ---------

  Total assets                                                     $ 101,589         $  98,881
                                                                   =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade payables                                                    $   1,191         $   1,896
 Deferred revenues                                                     8,101             8,204
 Accrued restructuring expenses                                          336               445
 Employee and payroll accruals                                         2,995             2,673
 Other accounts payable and accrued expenses                           4,389             4,648
                                                                   ---------         ---------

  Total current liabilities                                           17,012            17,866

 Accrued severance pay                                                   918               751
 Accrued restructuring and other expenses                                142               281
 Other long term liabilities                                             159               178
                                                                   ---------         ---------

  Total liabilities                                                   18,231            19,076
                                                                   ---------         ---------

Shareholders' equity:
 Share capital                                                            44                43
 Additional paid-in capital                                          142,507           141,274
 Accumulated other comprehensive loss                                   (333)               80
 Accumulated deficit                                                 (58,772)          (61,504)
 Treasury stock, at cost                                                 (88)              (88)
                                                                   ---------         ---------

  Total shareholders' equity                                          83,358            79,805
                                                                   ---------         ---------

  Total liabilities and shareholders' equity                       $ 101,589         $  98,881
                                                                   =========         =========


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statements of Operations
                 (In Thousands, Except Share and Per Share Data)

                                                                  Three Months Ended                Nine Months Ended
                                                                    September 30,                     September 30,
                                                                    -------------                     -------------
                                                                 2005            2004              2005            2004
                                                            ------------     ------------      -----------     ------------

Revenues:
 Software license                                            $      3,983     $      4,091           13,053     $     11,760
 Software hosting                                                   2,470            2,069            7,691            5,806
 Maintenance                                                        5,018            4,244           14,659           12,483
 Services                                                           7,657            3,737           19,185           10,638
 Hardware sales                                                         9               64               81              143
                                                             ------------     ------------     ------------     ------------

  Total revenues                                                   19,137           14,205           54,669           40,830
                                                             ------------     ------------     ------------     ------------

Operating expenses:
 Software licenses costs                                              114              187              403              507
 Amortization of capitalized software development costs               394              394            1,182            1,182
 Amortization of other intangible assets                              279              235              837              705
 Maintenance, hosting and services costs                            7,754            5,359           22,013           15,520
 Hardware costs                                                         7               66               66              127
 Software development                                               3,248            2,888           10,089            8,195
 Selling and marketing                                              3,543            2,641           10,115            8,195
 General and administrative                                         2,495            1,728            7,079            5,187
                                                             ------------     ------------     ------------     ------------
  Total operating expenses                                         17,834           13,498           51,784           39,618
                                                             ------------     ------------     ------------     ------------

Operating income                                                    1,303              707            2,885            1,212
 Financial income, net                                                293              199              683              544
 Income taxes                                                        (222)            (196)            (836)            (398)
                                                             ------------     ------------     ------------     ------------

  Net income                                                 $      1,374      $       710     $      2,732     $      1,358
                                                             ============     ============     ============     ============

Net income per share:
  Net income used in computing income per share               $      1,374     $        710     $      2,732     $      1,358
  Basic income per share                                      $       0.09     $       0.05     $       0.18     $       0.09
  Diluted income per share                                    $       0.09     $       0.05     $       0.17     $       0.09
Shares used in computing:
  Basic income per share                                        14,920,395       14,575,102       14,927,276       14,554,954
  Diluted income per share                                      15,863,843       15,167,116       15,849,959       15,241,483

Adjusted net income per share:
  Adjusted net income used in computing income per share      $      2,047     $      1,339     $      4,751     $      3,245
  Adjusted net income per share                               $       0.13     $       0.09     $       0.30     $       0.21
Shares used in computing adjusted net income per share          15,863,843       15,167,116       15,849,959       15,241,483

 Reconciliation of net loss to adjusted net income:
  Net income                                                  $      1,374     $        710     $      2,732     $      1,358
   Amortization                                                        673              629            2,019            1,887
                                                              ------------     ------------     ------------     ------------
    Adjusted net income                                       $      2,047     $      1,339     $      4,751     $      3,245
                                                              ============     ============     ============     ============


Note: Certain prior year amounts have been reclassified to conform to current year presentation.


                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Consolidated Statement of Cash Flows
                                 (In Thousands)

                                                                              Nine Months Ended     Three Months Ended
                                                                                September 30,         September 30,
                                                                                -------------         -------------
                                                                             2005          2004            2005
                                                                          ---------       --------        --------
CASH FLOWS FROM OPERATIONS:
Net income                                                                $   2,732       $  1,358        $  1,374
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
 Depreciation and amortization                                                4,299          3,926           1,458
 Increase in trade receivables and long-term trade receivables               (3,817)        (2,352)         (4,216)
 (Increase)  decrease in other accounts receivable, prepaid
    expenses and inventories                                                   (286)          (856)            868
 (Decrease) increase in trade payables                                         (754)         1,034            (409)
 (Decrease) increase in deferred revenues                                      (395)         1,255          (1,423)
 Increase in employee and payroll accruals                                      240            339             503
 (Decrease) increase in other accounts payable and accrued
    expenses                                                                   (395)          (431)            (27)
 (Decrease) in accrued restructuring expenses                                  (248)          (481)            (84)
 Increase in accrued severance pay, net                                          39              7              37
 Increase in accrued interest on marketable securities                           11            149              (4)
 Loss on disposition of fixed assets                                              1              1            --
                                                                           --------       --------        --------

  Net cash provided by (used in) operations                                   1,427          3,949          (1,924)
                                                                           --------       --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from held-to-maturity marketable securities                          --             --             2,039
 Investment in held-to-maturity marketable securities                        (2,996)          (182)           --
 Investment in long term held-to-maturity marketable securities              (3,233)          (833)           (900)
 Investment in short term deposits                                             --             --             1,137
 Purchase of property and equipment                                          (4,159)        (2,883)         (1,573)
 (Increase) decrease in long-term lease deposits and prepaid
    expenses                                                                    (25)          (864)            101
 Investments in subsidiaries  (Appendix A)                                     (355)          --              --
 Increase in deposits in anticipation for acquisitions                         --             (778)           --
 Proceeds from sale of fixed assets                                              11              9            --
                                                                           --------       --------        --------

  Net cash used in investing activities                                     (10,757)        (5,531)            805
                                                                           --------       --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and
   exercise of stock options and warrants, net                                1,234            229             146
                                                                           --------       --------        --------

  Net cash provided by financing activities                                   1,234            229             146
                                                                           --------       --------        --------

Effect of exchange rate on cash and cash equivalents                           925             53             202
                                                                          --------       --------        --------

Increase (decrease) in cash and cash equivalents                            (7,171)        (1,300)           (771)
Cash and cash equivalents at the beginning of the period                    27,810         28,900          21,410
                                                                          --------       --------        --------
Cash and cash equivalents at the end of the period                        $ 20,639       $ 27,600        $ 20,639
                                                                          ========       ========        ========


                           Schedule A to Press Release

                             Reconciliation to GAAP
                 (In Thousands, Except Share and Per Share Data)

The following information sets forth Fundtech's calculation of adjusted net income as contained in the Company's press release:

                                                               Three Months Ended                  Nine Months Ended
                                               -------------------------------------------     --------------------------
                                                       September 30,             June 30,            September 30,
                                               -------------------------       -----------     --------------------------
                                                   2005             2004           2005           2005            2004
                                                   ----             ----           ----           ----            ----

Reconciliation of net income (loss) to
  adjusted net income:
Net income (loss)                              $     1,374 [a] $       710 [a] $       844 [a] $     2,732 [a] $     1,358 [a]
 Amortization of capitalized
   software development costs                          394             394             394           1,182           1,182
 Amortization of other intangible assets               279             235             279             837             705
                                               -----------     -----------     -----------     -----------     -----------
Adjusted net income                            $     2,047     $     1,339     $     1,517     $     4,751     $     3,245
                                               ===========     ===========     ===========     ===========     ===========

Adjusted net income per share                  $      0.13     $      0.09     $      0.10     $      0.30     $      0.21
                                               ===========     ===========     ===========     ===========     ===========
Shares used in computing
  adjusted net income per share                 15,863,843      15,167,116      15,809,033      15,849,959      15,241,483
                                               ===========     ===========     ===========     ===========     ===========

[a] Net income per share (diluted) was approximately $0.09, $0.07 and $0.05 for the three months ended September 30, 2005 and 2004 and the three months ended June 30, 2005, respectively. Net income per share was approximately $0.17 and $0.09 for the nine months ended September 30, 2005 and 2004, respectively.